UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vringo, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92911N104

(CUSIP Number)

May 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☒	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)*
(12)	Type of reporting person (see instructions) OO

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 92911N104

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(9)	Aggregate amount beneficially owned by each reporting person Convertible Notes convertible into 12,500,000 shares of common stock Warrants to purchase 2,219,803 shares of common stock (see Item 4)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.9% (see Item 4)
(12)	Type of reporting person (see instructions) IN; HC

* The Convertible Notes may not be converted, and the warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.  The securities reported in rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion of the Convertible Notes, and full exercise of the warrants, and do not give effect to the foregoing limitations.  Therefore, the actual number of shares of common stock beneficially owned by the reporting person, after giving effect to these limitations, is less than the number of securities reported in rows (6), (8) and (9).

Item 1.

(a) Name of Issuer

Vringo, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

780 Third Avenue, 12th Floor New York, NY 10017

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd St- 20th Fl., New York NY 10017.

(d) Title of Class of Securities

Common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

92911N104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________________________

Item 4. Ownership.

(a) and (b):

As of the date of this filing, each of the Reporting Persons may deemed to beneficially own (i) $12,500,000 principal amount of Senior Secured Convertible Notes (the “Convertible Notes”) convertible into 12,500,000 shares of common stock of the Issuer, and (ii) warrants (the “Warrants”) to purchase an aggregate of 2,219,803 shares of common stock of the Issuer. Of such shares, 10,000,000 shares of common stock are issuable upon Convertible Notes held by Iroquois Master Fund Ltd. (the “Fund”), and 2,500,000 shares of common stock are issuable upon Convertible Notes held by Iroquois Capital Investment Group LLC (“ICIG”). The Warrants are all held by the Fund. The foregoing amount of shares issuable upon conversion of the Convertible Notes does not include any shares that the Issuer may elect to issue, at its option, to the Fund and ICIG in payment of certain amounts due under the Convertible Notes. The Warrants described above expire on June 21, 2015. The number of shares issuable upon the Warrants set forth above does not include 5,375,000 shares of common stock issuable upon exercise of Warrants that become exercisable beginning November 5, 2015. The Convertible Notes may not be converted, and the Warrants are not exercisable, to the extent that the holder or any of its affiliates would own more than a maximum of 9.99% of the outstanding common stock of the Issuer after such conversion or exercise.

Mr. Abbe and Mr. Silverman are the members of Iroquois who have the authority and responsibility for the investments made on behalf of the Fund and ICIG. As such, Mr. Abbe and Mr. Silverman may be deemed to be the beneficial owner of all shares of common stock held by the Fund and ICIG.

(c)(i) Number of shares as to which each of the Reporting Persons has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 9.99% (as described in Item 4(a) above).

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 9.99% (as described in Item 4(a) above).

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

See Exhibit 1.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2015

IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.